Exhibit 99.1

MATERIAL FACT

GUIDANCE – ENDING OF DISCLOSURE

JBS S.A. (“JBS” or “Company”) – B3: JBSS3; OTCQX: JBSAY), hereby informs its shareholders and the market, pursuant to article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporation Law”), and the provisions of the regulations of the Brazilian Securities and Exchange Commission (“CVM”), in particular CVM Resolution No. 44/21, of August 23, 2021, as amended, that the Company will end the disclosure of projections of net revenue and Adjusted EBITDA, due to completion of the period covered by the disclosure of projections. Information about the achieved performance compared to the projected one has been and/or will be provided in accordance with applicable regulations.

São Paulo, March 25, 2025.

Guilherme Perboyre Cavalcanti

Global CFO and Investor Relations Officer